UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

227443 108
(CUSIP Number)

PAUL C. KIRKITELOS
6428 Ridge Ter #605, Orlando, FL 32810 407-588-6990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443 108

1	Name of Reporting Persons

PAUL C. KIRKITELOS
2	Check the Appropriate Box if a Member of a Group:
(a) ☐
	Not Applicable	(b) ☐
3	SEC Use Only

4	Source of Funds (See Instruction):

PF (Personal Funds)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

	Not Applicable	☐
6	Citizenship or Place of Organization:

United States Citizen
	7	Sole Voting Power

		233,304 Shares
Number of	8	Shared Voting Power
Shares
Beneficially		Not Applicable
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		233,304 Shares
	10	Shared Dispositive Power

		Not Applicable
11	Aggregate Amount Beneficially Owned by Reporting Person:

233,304 Shares
12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):

	Not Applicable	☐
13	Percent of Class Represented by Amount in Row 11:

1.87%
14	Type of Reporting Person:

IN (Individual)

This Schedule 13D/A (Amendment No. 4) is being filed by Paul C. Kirkitelos (the “Reporting Person”) to amend and supplement the Schedule 13D of the Reporting Person dated November 23, 2007 (the “Original Schedule 13D”) originally filed with the Securities and Exchange Commission on December 5, 2007 and as amended by Amendment No. 1 dated July 23, 2008, Amendment No. 2 dated April 22, 2009, and Amendment No. 3 dated October 12, 2010. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D remains unchanged.

ITEM 1.	SECURITY AND THE ISSUER

Common Stock of Cross Border Resources, Inc.
22610 US Highway 281 N., Suite 218
San Antonio, Texas

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Paul C. Kirkitelos (the “Reporting Person”)

(b)	Residence or Business Address:

The business address of the Reporting Person is 6428 Ridge Ter #605, Orlando, FL 32810.

(c)	Present Principal Occupation and Employment:

The Reporting Person is a business person.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Certain Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of the United States of America.

ITEM 3.

Not Applicable

ITEM 4.

Not Applicable.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of May 19, 2011, the Reporting Person beneficially owns the following securities of the Company:

233,304 Shares of Common Stock constituting 1.87% of the Shares of outstanding Common Stock as reported on the Company’s 10-Q for the quarter ended March 31, 2011.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

There have been no transactions effected during the past 60 days.  The Reporting Person sold a total of 27,198 post-merger shares of the Company since its last filing on Schedule 13D as has been reported on Forms 4 filed by the Reporting Person.  The Reporting Person’s percentage decrease is substantially a result of the dilutive effect of the Company’s merger.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

The Reporting Person ceased to be the Beneficial Owner of More Than Five Percent on January 3, 2011, the effective date of the Company’s merger and issuance of shares in connection therewith.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None other than has been disclosed on the original 13D or on prior amendments thereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None other than has already been provided.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul C. Kirkitelos
Paul C. Kirkitelos